    As filed with the Securities and Exchange Commission on August 6, 1999




                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 11-K

                                 ANNUAL REPORT
                        PURSUANT TO SECTION 15(D) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

(MARK ONE)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 1998

                                       OR

[_] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

              FOR THE TRANSITION PERIOD FROM ________ TO ________

                            COMMISSION FILE NUMBER: 000-23962

                                 BUDGET 401(K)
                            AND PROFIT SHARING PLAN
                                125 BASIN STREET
                                   SUITE 210
                          DAYTONA BEACH, FLORIDA 32114
                        (Full Title and Address of Plan)

                               BUDGET GROUP, INC.
                                125 BASIN STREET
                                   SUITE 210
                          DAYTONA BEACH, FLORIDA 32114
              (Name of Issuer of Securities held Pursuant to Plan
                 and Address of its Principal Executive Office)

                              REQUIRED INFORMATION


The following financial statements for the Budget 401(k) and Profit Sharing Plan are included herein:

1. An audited statement of net assets available for benefits as of the end of each of the latest two fiscal years of the plan.

2. An audited statement of changes in net assets available for benefits for the latest fiscal year of the plan.

                               INDEX TO EXHIBITS


Exhibit No.                Description

23.1                       Consent of Arthur Andersen LLP

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, Budget Group, Inc., as administrator of the Budget 401(k) and Profit Sharing Plan has caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                         BUDGET 401(k) AND PROFIT SHARING PLAN


                                         By: BUDGET GROUP, INC.

                                         By: /s/ Thomas L. Kram
                                             ----------------------------------
                                             Thomas L. Kram
                                             Vice President and Controller

                                         Date: August 5, 1999

BUDGET 401(K) AND PROFIT SHARING PLAN

FINANCIAL STATEMENTS
AS OF DECEMBER 31, 1998 AND 1997,
TOGETHER WITH REPORT OF INDEPENDENT
CERTIFIED PUBLIC ACCOUNTANTS

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To Budget Group, Inc.:

We have audited the accompanying statements of net assets available for benefits of Budget 401(k) and Profit Sharing Plan as of December 31, 1998 and 1997, and the related statement of changes in net assets available for benefits for the year ended December 31, 1998. These financial statements and the supplemental schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and supplemental schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998 and 1997, and the changes in its net assets available for benefits for the year ended December 31, 1998, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment (Schedule I) and loans in default (Schedule III) as of December 31, 1998, and reportable transactions (Schedule II) and non-exempt transactions (Schedule IV) for the year then ended, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


Arthur Andersen LLP

Orlando, Florida,
 July 9, 1999

                     BUDGET 401(K) AND PROFIT SHARING PLAN

                STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                        AS OF DECEMBER 31, 1998 and 1997



                                              1998           1997
                                          -----------    ------------
        ASSETS
        ------
INVESTMENTS (NOTE 2)

   AIM MONEY MARKET FUND                  $         -    $   300,750
   AIM CASH RESERVES SHARES                   582,325              -
   AIM LTD. MAT. TREASURY FUND                 18,364              -
   WASHINGTON MUTUAL INV. FUND                898,357              -
   FRANKLIN SMALL-CAP GROWTH FUND             799,022              -
   ALLIANCE PREMIER GROWTH FUND                23,229              -
   AIM CONSTELLATION FUND                           -        793,620
   FRANKLIN EQUITY INCOME FUND                      -        729,600
   TEMPLETON FOREIGN FUND                     410,965        420,127
   AMERICAN BOND FUND                         289,162        254,849
   COMMON STOCK FUND                          520,454      1,140,410
   PARTICIPANT LOANS                           37,123         20,435
                                          -----------    -----------
      TOTAL INVESTMENTS                     3,579,001      3,659,791

COMPANY CONTRIBUTIONS RECEIVABLE                    -        794,138

PARTICIPANT CONTRIBUTIONS RECEIVABLE                -         90,505
                                          -----------    -----------
   Total Assets                             3,579,001      4,544,434

        LIABILITIES
        -----------
CONTRIBUTIONS PAYABLE TO BUDGET
 GROUP, INC. SAVINGSPLUS PLAN                 222,242              -

EXCESS CONTRIBUTIONS PAYABLE                        -         88,684
                                          -----------    -----------

NET ASSETS AVAILABLE FOR BENEFITS         $ 3,356,759    $ 4,455,750
                                          ===========    ===========

        The accompanying notes are an integral part of these statements.

                     BUDGET 401(K) AND PROFIT SHARING PLAN
           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS,
                             WITH FUND INFORMATION,
                      FOR THE YEAR ENDED DECEMBER 31, 1998

                                                                       PARTICIPANT DIRECTED
                                    --------------------------------------------------------------------------------------
                                       AIM LTD     WASHINGTON     FRANKLIN     ALLIANCE         AIM              AIM
                                    MAT. TREASURY  MUTUAL INV.    SMALL-CAP     PREMIER     CASH RESERVES    CONSTELLATION
                                         FUND         FUND       GROWTH FUND  GROWTH FUND      SHARES            FUND
                                    --------------------------------------------------------------------------------------
ADDITIONS:
  Contributions-
  Company                              $18,028      $106,477      $ 122,118     $    --       $     --           $      --
  Participant                               --            --             --          --             --              92,290
  Return of excess contributions            --            --             --          --             --             (21,071)
                                    --------------------------------------------------------------------------------------
     Total contributions                18,028       106,477        122,118          --             --              71,219
                                    --------------------------------------------------------------------------------------
Investment income (loss)-
  Interest and dividends                   275        76,916         11,665         458          1,821                  --
  Net appreciation (depreciation)           61       (37,553)      (136,936)      3,960             --              87,787
                                    --------------------------------------------------------------------------------------
     Total investment income (loss)        336        39,363       (125,271)      4,418          1,821              87,787
                                    --------------------------------------------------------------------------------------
     Total contributions and
        investment income (loss)        18,364       145,840         (3,153)      4,418          1,821             159,006
                                    --------------------------------------------------------------------------------------

TRANSFERS TO (FROM) OTHER INVESTMENT
     OPTIONS, including participant
     loan transactions                      --       816,394        850,009      18,811        587,724            (901,845)
                                    --------------------------------------------------------------------------------------

DEDUCTIONS:
  Benefit payments                          --       (63,858)       (47,810)         --         (7,220)            (50,612)
  Administrative expenses                   --           (19)           (24)         --             --                (169)
                                    --------------------------------------------------------------------------------------
     Total deductions                       --       (63,877)       (47,834)         --         (7,220)            (50,781)

NET INCREASE (DECREASE)                 18,364       898,357        799,022      23,229        582,325            (793,620)

NET ASSETS AVAILABLE FOR
     BENEFITS, beginning of year            --            --             --          --            --              793,620
                                    --------------------------------------------------------------------------------------
NET ASSETS AVAILABLE FOR
    BENEFITS, end of year              $18,364      $898,357      $ 799,022     $23,229       $582,325           $      --
                                    ======================================================================================



                                                      PARTICIPANT DIRECTED
                                   --------------------------------------------------------------------
                                      AIM      FRANKLIN
                                     MONEY      EQUITY      TEMPLETON  AMERICAN    COMMON
                                    MARKET      INCOME       FOREIGN     BOND      STOCK                PARTICIPANT
                                     FUND        FUND          FUND      FUND       FUND      OTHER        LOANS           TOTAL
                                   ------------------------------------------------------------------------------------------------
ADDITIONS:
  Contributions-
  Company                          $323,798   $      --     $ 76,349  $ 35,439   $  161,323    (812,559)   $     --     $  30,973
  Participant                        23,468      74,526       49,152    28,974       60,437    (205,642)         --       123,205
  Return of excess contributions     (1,412)    (19,612)     (16,955)   (3,836)     (78,433)         --          --      (141,319)
                                   ------------------------------------------------------------------------------------------------
     Total contributions            345,854      54,914      108,546    60,577      143,327  (1,018,201)         --        12,859
                                   ------------------------------------------------------------------------------------------------
Investment income (loss)-
  Interest and dividends             18,269       5,809       45,928    22,464           87          --         845       184,537
  Net appreciation (depreciation)        --      55,645      (71,422)   (8,529)    (634,474)         --          --      (741,461)
                                   ------------------------------------------------------------------------------------------------
     Total investment income (loss)  18,269      61,454      (25,494)   13,935     (634,387)         --         845      (556,924)
                                   ------------------------------------------------------------------------------------------------
     Total contributions and
        investment income (loss)    364,123     116,368       83,052    74,512     (491,060) (1,018,201)        845      (544,065)
                                   ------------------------------------------------------------------------------------------------

TRANSFERS TO (FROM) OTHER INVESTMENT
     OPTIONS, including participant
     loan transactions             (555,687)   (811,739)     (28,576)    1,585       (7,442)         --      30,766            --
                                   ------------------------------------------------------------------------------------------------

DEDUCTIONS:
  Benefit payments                 (109,043)    (34,029)     (63,431)  (41,712)    (121,454)         --     (14,923)     (554,092)
  Administrative expenses              (143)       (200)        (207)      (72)          --          --          --          (834)
                                     ----------------------------------------------------------------------------------------------
      Total deductions             (109,186)    (34,229)     (63,638)  (41,784)    (121,454)         --     (14,923)     (554,926)

NET INCREASE (DECREASE)            (300,750)   (729,600)      (9,162)   34,313     (619,956)  (1,018,201)    16,688    (1,098,991)
                                                                                                                              --

NET ASSETS AVAILABLE FOR
     BENEFITS, beginning of year    300,750     729,600      420,127   254,849    1,140,410     795,959      20,435     4,455,750
                                     ----------------------------------------------------------------------------------------------
NET ASSETS AVAILABLE FOR
     BENEFITS, end of year         $     --   $      --    $ 410,965  $289,162   $  520,454  $ (222,242)   $ 37,123    $3,356,759
                                    ===============================================================================================


         The accompanying notes are an integral part of this statement.

                      BUDGET 401(K) AND PROFIT SHARING PLAN

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1998 and 1997

1.     PLAN DESCRIPTION:

The following description of the Budget 401(k) and Profit Sharing Plan (the
Plan) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering all employees of Budget Group, Inc. (the Company), who have one year of service and are age 21 or older. The Plan was established effective January 1, 1996, and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan was frozen, effective February 28, 1998, with the intention to merge with the Budget Group, Inc. SavingsPlus Plan in 1999.

On November 3, 1998, the Company adopted an amendment to the Plan document, thereby adding the employees of Budget Car Sales, Inc. and VPSI, Inc., two subsidiaries of the Company. The amendment was effective January 1, 1996.

Reclassifications

Certain amounts in the 1997 Statement of Net Assets Available for Benefits have been reclassified to conform with the current year presentation.

Contributions

Each year, participants may contribute up to 15 percent of pretax annual compensation, as defined in the Plan, subject to certain limitations under the Internal Revenue Code (IRC). Participants may rollover amounts from other qualified defined benefit or defined contribution plans. The Company match is 25 percent of the first 4 percent of compensation that a participant contributes to the Plan. The company match is invested in the Budget Group, Inc. Stock Fund. Additional amounts may be contributed at the option of the Company's Board of Directors. The discretionary profit sharing contribution is allocated based on the participant's compensation under the permitted disparity limit, in accordance with IRC section 401(l). The plan allows participants to self direct the discretionary profit sharing contribution. A discretionary profit sharing contribution was not made for the 1998 plan year.

Due to an administrative error a portion of the participant contributions of the Budget SavingsPlus Plan (SavingsPlus Plan) were remitted into the Plan during the year ended December 31, 1998, and have been recorded as a payable to the SavingsPlus Plan in the Statements of Net Assets Available for Benefits as of December 31, 1998. On September 30, 1999, Budget plans to complete a merger of the Plan into the SavingsPlus Plan upon which this error would be corrected.

Excess Contributions

Excess contributions represent employee contributions and employer matching contributions that have been determined to be in excess of maximum contribution levels for certain participants. Employee contributions or vested employer contributions that are determined to be in excess of maximum contribution levels are refunded to participants. Non-vested employer contributions that are determined to be in excess of maximum contribution levels are treated as forfeitures. During the year ended December 31, 1998, a total of $141,319 of excess contributions were refunded to participants related to the plan years ended December 31, 1998 and 1997.

Participant Accounts

Each participant's account is credited with the participant's contribution, the Company's contributions and plan earnings or losses. Plan earnings or losses are allocated based on the proportion of each participant's account balance to the total of all participant account balances.

Vesting

Participants have at all times a fully vested, nonforfeitable interest in each of their accounts for contributions other than profit-sharing. The vesting schedule for Company discretionary profit-sharing contributions is as follows:

     Less than 3 yrs                         0%
     3 yrs but less than 4 yrs              20%
     4 yrs but less than 5 yrs              40%
     5 yrs but less than 6 yrs              60%
     6 yrs but less than 7 yrs              80%
     7 yrs or more                         100%

Benefit Payments

On termination of service due to retirement, death, disability or termination, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested account balance or in installments over a period of time, as defined in the Plan. A participant who was a participant in the BRAC-OP Co. 401(k) Salary Savings Plan (BRAC-OP Plan) as of May 20, 1996, and whose accrued benefit under that plan was merged with the Plan may elect to receive benefits in the form of a joint and survivor annuity.

Participant Loans

Participants may borrow from their accounts a minimum of $1,000, up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. Interest rates on participant loans are determined based upon a reasonable rate of interest, approximating prevailing interest rates on bank loans of similar length of time and repayment terms. A loan is repayable over a period not extending beyond five years, unless such loan is used to acquire a principal residence of the participant. Interest rates range from 8.75 percent to 11 percent.

Principal and interest are paid ratably through payroll deductions.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right, under the Plan, to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Investment Options

In 1997, participants were able to choose among six investment options: AIM Constellation Fund, AIM Money Market Fund, Franklin Equity Income Fund, Templeton Foreign Fund, American Bond Fund and Common Stock Fund. During 1998, the Plan was modified to allow participants to choose among the following investment options: AIM Limited Maturity Treasury Fund (AIM Ltd. Mat. Treasury
Fund), Washington Mutual Investors Fund (Washington Mutual Inv. Fund), Franklin Small-Cap Growth Fund, Alliance Premier Growth Fund, AIM Cash Reserves Shares, Templeton Foreign Fund, American Bond Fund, and Budget Group, Inc. Stock Fund. Participants may change their elections on a daily basis by using a telephone access system, except for the Budget Group, Inc. Stock Fund which can only be changed annually on January 1.

Forfeited Accounts

Forfeitures of Company discretionary profit sharing contributions are used to reduce Company matching contributions in the next Plan year.

2.     SIGNIFICANT ACCOUNTING POLICIES:

Basis of Accounting

The accounts of the Plan are maintained on the accrual basis of accounting in accordance with generally accepted accounting principles.

Investment Valuation and Income Recognition

Securities owned are reflected in the accounts of the Plan at quoted market value. The fair market value of the Budget Group, Inc. Stock at December 31, 1998 and 1997 was $520,271 and $1,090,910, respectively.

Administrative Expenses

Most administrative expenses are paid by the Company. The Company paid approximately $117,000 in expenses related to the Plan for the year ended December 31, 1998.

Benefit Payments

Benefits are recorded when paid.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits and the changes in net assets available for plan benefits during the reporting period. Actual results could differ from those estimates.


3.   RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500:

     The following is a reconciliation of net assets available for plan benefits for the year ended December 31, 1998, per the financial statements to the Form 5500:

          Net assets available for plan
          benefits per the financial statements        $3,356,759
          Benefits payable                                (24,626)
            Net assets available for plan             -----------
            benefits per the Form 5500                 $3,332,133
                                                      ===========

     The following is a reconciliation of benefits paid to participants for the year ended December 31, 1998, per the financial statements to the Form 5500:

          Benefits paid to participants for
          financial reporting purposes                 $  554,092
          Add: Benefits payable at December 31, 1998       24,626
          Less: Benefits payable at December 31, 1997          (0)
             Benefits paid to participants             ----------
             per the Form 5500                         $  578,718
                                                      ===========

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

4.   INCOME TAX STATUS:

The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated June 2, 1998, that the Plan and related trust are designed in accordance with applicable sections of the IRC.

5.   RELATED-PARTY TRANSACTIONS:

The McDonald Money Market Fund is managed by the investment advisor, McDonald & Company Securities, Inc., a party-in-interest.

6.   SUPPLEMENTAL SCHEDULES:

The accompanying schedules of assets held for investment, reportable transactions, loans in default, and non-exempt transactions are included as required schedules under ERISA.

                                                                      SCHEDULE I

                      BUDGET 401(K) AND PROFIT SHARING PLAN

                     SCHEDULE OF ASSETS HELD FOR INVESTMENT

                             AS OF DECEMBER 31, 1998

                                                                                           Market
                                                                               Cost        Value
                                                                            ----------   ----------
MONEY MARKET FUND:
     AIM Cash Reserves Shares                                               $ 582,325    $  582,325

MUTUAL FUNDS:
     AIM Ltd. Mat Treasury Fund                                                18,303        18,364
     Washington Mutual Inv. Fund                                              931,398       898,357
     Franklin Small-Cap Growth Fund                                           914,906       799,022
     Alliance Premier Growth Fund                                              19,269        23,229
     Templeton Foreign Fund                                                   497,576       410,965
     American Bond Fund                                                       292,371       289,162
                                                                                         ----------
                      Total mutual funds                                                  2,439,099
                                                                                         ----------
COMMON STOCK FUND
     Budget Group, Inc. Stock                                                 809,571       520,271
     McDonald Money Market Fund*                                                  183           183
                                                                                         ----------
                      Total common stock fund                                               520,454
                                                                                         ----------


PARTICIPANT LOANS (interest rates ranging from 9.25 percent to
     11 percent, maximum of five years to maturity, except for loans used
     to acquire the principal residence of the participant)                    37,123        37,123
                                                                                         ----------
                      Total assets held for investment                                   $3,579,001
                                                                                         ==========






*Managed by the investment advisor, a party-in-interest.

           The preceding notes are an integral part of this schedule.

                                                                     SCHEDULE II

                      BUDGET 401(K) AND PROFIT SHARING PLAN

                       SCHEDULE OF REPORTABLE TRANSACTIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1998

                                                                Detail of
                                                               Acquisitions        Detail of Dispositions
                                                               ------------    ---------------------------------
A series of transactions in excess of 5% of beginning net
assets available for plan benefits                                 Cost          Cost    Proceeds    Gain/(Loss)
---------------------------------------------------------      ------------    --------  --------    -----------
MONEY MARKET FUNDS:
       AIM Money Market Fund                                  $   417,208      $717,958  $717,958    $   --
       AIM Cash Reserves Shares                                   589,983         7,658     7,658        --


MUTUAL FUNDS:
       AIM Constellation Fund                                      93,757       881,507   975,164      93,657
       Franklin Equity Income Fund                                 95,874       733,644   881,119     147,475
       Templeton Foreign Fund                                     176,176       118,226   113,916      (4,310)
       American Bond Fund                                         106,808        63,628    63,966         338
       Washington Mutual Inv. Fund                              1,023,564        92,166    87,654      (4,512)
       Franklin Small-Cap Growth Fund                           1,026,671       111,765    90,713     (21,052)

COMMON STOCK FUND:
       Budget Group, Inc. Stock                                   278,397       174,837   214,562      39,725
       McDonald Money Market Fund*                                278,089       278,586   278,586        --


*Managed by the investment advisor, a party-in-interest.

           The preceding notes are an integral part of this schedule.

                                                                    SCHEDULE III

                     BUDGET 401(k) AND PROFIT SHARING PLAN
                          SCHEDULE OF LOANS IN DEFAULT
                            AS OF DECEMBER 31, 1998



                      Original         Amount
Identity               Amount     Received During
of Obligor            Of Loans        Year(a)            Detailed Description of Loan    Amount Overdue(a)
------------------   ---------   -----------------       -----------------------------   -----------------
Various plan          $10,618         $1,358             Issued from March 26, 1997           $4,059
  participants                                           through February 4, 1998;
                                                         interest rates ranging from
                                                         9.0% to 11.0%.


(a) Amount includes principal and interest


           The preceding notes are an integral part of this schedule.

                                                                     SCHEDULE IV



                     BUDGET 401(k) AND PROFIT SHARING PLAN
                      SCHEDULE OF NON-EXEMPT TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1998




                              Relationship to Plan, Employer or                                       Transaction    Interest
 Identity of Party Involved      Other Party-In-Interest          Description of Transaction            Amount       Incurred
---------------------------   ---------------------------------  -----------------------------       ------------    --------
Budget Group, Inc.               Employer/Sponsor                 Contributions not timely remitted   $ 100,084.25   $ 27
                                                                  to the Plan as follows - employee
                                                                  contributions and loan repayments
                                                                  for the pay periods in February
                                                                  were not remitted to the Plan until
                                                                  March 23, 1998

         The preceding notes are an integral part of this schedule.